Exhibit 99.2

DIGATRADE ADDS TIMOTHY G. DELANEY AS DIRECTOR

For Immediate Release

Vancouver, British Columbia- DIGATRADE FINANCIAL CORP. (OTCQB: DIGAF) an OTC digital trade desk for institutions and financial technology “Fintech”” company today announced the addition of Timothy G. Delaney as a Director. Mr. Delaney will advise management with new business development and provide due diligence on prospective new opportunities within the Financial Technology “Fintech” sector.

Additional information will be provided as it materializes.

ABOUT DIGATRADE:
DIGATRADE is a global digital asset exchange for institutions and financial technology services company located in Vancouver, British Columbia, Canada. The Company is owned and operated 100% by Digatrade Financial Corp which is publically listed on the OTC.QB under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC". Digatrade operates as a registered Money Service Business “MSB” in Canada with FINTAC under Registration Number: M15954395.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G-2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072
www.digatrade.com

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.